Exhibit 21.1

Subsidiaries of the Registrant

1.	Bank of Florida – Southwest 1185 Immokalee Road Naples, Fl 34110 FEI # 59-3615345 Ownership = 100%

2.	Bank of Florida 110 East Broward Blvd., STE 100 Ft. Lauderdale, Fl 33301 FEI # 75-3001396 Ownership = 100%

3.	Bank of Florida Trust Company 1185 Immokalee Road Naples, Fl 34110 FEI # 59-658784 Ownership = 100%

4.	Bank of Florida – Tampa Bay 777 So. Harbour Island Blvd., Ste 125 Tampa, Fl 33602 FEI # 59-658784 Ownership = 100%